ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-134553 Dated October 19, 2007

Return Optimization Securities with Partial Protection

Linked to the S&P 500® Financials Index

Offering Potential Enhanced Returns in a Moderate-Return Environment

Lehman Brothers Holdings Inc. Notes Linked to the S&P 500® Financials Index due April 30, 2009

Investment Description

These Return Optimization Securities with Partial Protection Linked to the S&P 500® Financials Index (the “Notes”) provide potential enhanced returns based on the positive performance of the S&P 500® Financials Index (the “Index”) as well as protection, at maturity of the Notes, of 10% of your principal. The Notes are designed to enhance returns in a moderate-return environment – meaning an environment in which stocks generally experience no more than moderate appreciation. If the Index Return is positive, at the maturity of the Notes you will receive your principal plus a return equaling 200% of the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is less than or equal to 0% and equal to or greater than -10%, at maturity of the Notes you will receive your principal amount. If the Index Return is less than -10%, at maturity you will lose 1% of your principal for 1% decline in the Index Return beyond 10%. Partial Principal protected investments can help reduce portfolio risk while maintaining an increased exposure to equities. The partial principal protection feature applies only at maturity. Investing in the Notes is subject to significant risks, including potential loss of principal up to 90%, and a capped appreciation at maturity.

Features

❑

Growth Potential—Investors receive enhanced upside participation in the performance of the Index up to the Maximum Gain, which will be between 22.50% and 24.50% (the actual Maximum Gain will be determined on the Trade Date).

❑	Partial Protection of Principal—At maturity of the Notes, investors will receive a cash payment equal to at least 10% of their invested principal.

Key Dates1

Trade Date	October 26, 2007
Settlement Date	October 31, 2007
Final Valuation Date	April 27, 2009
Maturity Date	April 30, 2009

[1]	In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed so that the stated term of the Notes remains the same.

Security Offerings

We are offering Return Optimization Securities with Partial Protection Linked to the S&P 500® Financials Index. The return on the Notes is subject to, and will not exceed, a predetermined Maximum Gain. The Maximum Gain will be between 22.50% and 24.50% and will be determined on the Trade Date. The Notes are offered at a minimum investment of $1,000.

See “Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 820-I dated October 18, 2007, underlying supplement no. 910 dated October 18, 2007 and this term sheet. See “Key Risks” on page 5, the more detailed “Risk Factors” beginning on page SS-1 of product supplement no. 820-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 910 for risks related to the Index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 820-I, underlying supplement no. 910 or any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	100%	1.75%	98.25%
Total

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 910-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 910 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 820, underlying supplement no. 910, this term sheet, any other relevant terms supplement and any other relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 820, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 820 and “Risk Factors” in the accompanying underlying supplement no. 910, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement no. 820-I dated October 19, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507221936/d424b2.htm

♦	Underlying supplement no. 910 dated October 18, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507221178/d424b2.htm

♦	MTN Prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the Return Optimization Securities with Partial Protection Linked to the S&P 500® Financials Index that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦

You believe that the Index will appreciate moderately—meaning that you believe the Index will appreciate over the term of the Notes and that such appreciation, as leveraged by the Leverage Factor, is unlikely to exceed the indicative Maximum Gain at maturity

♦	You seek an investment that offers partial principal protection when the Notes are held to maturity

♦	You are willing to risk losing up to 90% of your investment

♦	You are willing to hold the Notes to maturity

♦	You do not seek current income from this investment

♦

You are willing to invest in the Notes notwithstanding that their return is limited to the Maximum Gain based on the range indicated for the Maximum Gain (the actual Maximum Gain will be determined on the Trade Date)

The Notes may not be suitable for you if, among other considerations:

♦	You are unable or unwilling to hold the Notes to maturity

♦	You seek an investment that is 100% principal protected

♦

You seek an investment whose return is not subject to a cap that is equivalent to the Maximum Gain, which will be between 22.50% and 24.50% (the actual Maximum Gain will be determined on the Trade Date)

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investments

♦	You seek an investment for which there will be an active secondary market

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 5, “Risk Factors” in product supplement no. 820-I, underlying supplement no. 910 and the MTN prospectus supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/AA-)[1]

Issue Price	$10 per Note

Term	18 months

Index	The S&P 500® Financials Index (Ticker: S5FINL) (the “Index”)

Leverage Factor	2

Protection Percentage	10%

Maximum Gain	22.50% to 24.50%. The actual Maximum Gain will be determined on the Trade Date.

Payment at Maturity (per $10)

If the Index Return (as defined below) is positive, you will receive a cash payment, per $10 principal amount Note, equal to:

$10 + [$10 × (Index Return × Leverage Factor)]

provided, however, that in no event will you receive an amount greater than $10 × (1 + the Maximum Gain).

If the Index Return is between 0% and -10%, inclusive, you will receive the principal amount of your Notes at maturity.

If the Index Return is less than -10%, you will receive a cash payment, per $10 principal amount Note, equal to:

$10 + [$10 × (Index Return + Protection Percentage)]

If the Index Return is lower than -10%, you could lose up to $9 per $10 Note principal amount.

Index Return	Index Ending Level - Index Starting Level Index Starting Level

Index Starting Level	The closing level of the Index on the Trade Date.

Index Ending Level	The closing level of the Index on the Final Valuation Date.

CUSIP	52522L384

ISIN	US52522L3841

Determining Payment at Maturity

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples reflect the Leverage Factor of 2 and assume a Maximum Gain of 23.50% (the midpoint of the range of 22.50% to 24.50%) and a range of Index Returns from +40% to -40%. The actual Maximum Gain will be set on the Trade Date.

Example 1--The level of the Index increases from the Index Starting Level of 460 to an Index Ending Level of 483.

Because the Index Ending Level is 483 and the Index Starting Level is 460, the Index Return is 5%, calculated as follows:

(483 - 460)/460 = 5%

Because the Index Return is 5%, the Payment at Maturity is equal to $11.00 per $10 principal amount Note calculated as follows:

$10 + [$10 × (5% × 2)] = $11.00

Example 2--The level of the Index increases from the Index Starting Level of 460 to an Index Ending Level of 575.

Because the Index Ending Level is 575 and the Index Starting Level is 460, the Index Return is 25%, calculated as follows:

(575 - 460)/460 = 25%

Because the Index Return is 25% and the Leverage Factor is 2, the return on the Note would be equal to 50%, but it is subject to the Maximum Gain of 23.50%. Therefore, the Payment at Maturity is equal to $12.35 per $10 principal amount Note, calculated as follows:

$10 + [$10 × (23.50%)] = $12.35

Example 3--The level of the Index decreases from the Index Starting Level of 460 to an Index Ending Level of 437.

Because the Index Ending Level is 437 and the Index Starting Level is 460, the Index Return is -5%, calculated as follows:

(437 - 460)/460 = -5%

Because the Index Return is -5%, the absolute value of which is less than the Protection Percentage, the Payment at Maturity is equal to $10.00 per $10 principal amount Note.

Example 4--The level of the Index decreases from the Index Starting Level of 460 to an Index Ending Level of 322.

Because the Index Ending Level is 322 and the Index Starting Level is 460, the Index Return is -30%, calculated as follows:

(322 - 460)/460 = -30%

Because the Index Return is equal to -30%, the absolute value of which is more than the Protection Percentage, the investor will lose 1% of principal for each 1% that the Index Return exceeds the Protection Percentage and the Payment at Maturity is equal to $8.00 per $10 principal amount Note calculated as follows:

$10 + [$10 × (-30% + 10%)] = $8.00

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 820-I.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 820-I and in the “Risk Factors” section of the accompanying underlying supplement no. 910. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

Partial Principal Protection Only Applies if You Hold the Notes to Maturity—You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market, you may have to sell them at a discount and you will not have partial principal protection for a decline in the Index up to 10%. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal in excess of $1 per $10 principal amount. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Index if, and to the extent, the Index Return is lower than -10%. You may lose up to 90% of your principal if the Index declines.

♦

Maximum Gain—A direct leveraged investment in the Index may exceed the Maximum Gain of between 22.50% and 24.50% (to be determined on the Trade Date). YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM GAIN EVEN IF THE PRODUCT OF THE APPLICABLE INDEX RETURN AND THE LEVERAGE FACTOR IS GREATER THAN THE APPLICABLE MAXIMUM GAIN.

♦

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the Payment at Maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Dealer Incentives—We, our affiliates and agents, and UBS Financial Services Inc., and its affiliates, act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $0.175 per $10 principal amount Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

Lack of Liquidity—The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index and, Consequently, the Value of the Notes—We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish or may have published research or other opinions that are inconsistent with an investment position in the S&P 500® Financials Index. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates may publish or may have published research or other opinions that are inconsistent with an investment position in the S&P 500® Financials Index. Investors should make their own independent investigation of the merits of investing in the Notes.

♦

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Financials Index—We are one of the companies that are represented in the S&P 500® Financials Index, but we are not affiliated with any of the other companies whose stock is represented in the S&P 500® Financials Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your Notes. None of the money you pay us will go to any of the companies represented in the S&P 500® Financials Index, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

♦

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 820-I.

♦	Uncertain Tax Treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

♦

Credit of Issuer—An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

♦

Your Investment is Concentrated in the U.S. Financial Services Sector—All of the securities included in the Index are issued by companies whose primary lines of business are directly associated with the U.S. financial services sector.

S&P 500® Financials Index

The S&P 500® Financials Index, a subset of the S&P 500® Index, is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. The Index is a float-adjusted, capitalization-weighted index, which as of October 16, 2007 was composed of 92 companies, designed to effectively represent the performance of the U.S. financial sector. The companies that make up the Index account for a large percentage of the market capitalization of the U.S. financial sector and represent the sector’s diverse sub-sectors, such as banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment and real estate, including REITs. A current list of the stocks that make up the S&P 500® Financials Index is available on the Standard & Poor’s website at www.standardandpoors.com.

You can obtain the level of the S&P 500® Financials Index at any time from the Bloomberg Financial Markets page “S5FINL <Index> <GO>” or from the S&P website at: www.standardandpoors.com.

The graph below illustrates the performance of the S&P 500® Financials Index from October 16, 1997 to October 16, 2007. The historical levels of the S&P 500® Financials Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The S&P 500® Financials Index closing level on October 16, 2007 was 458.43.

The information on the S&P 500® Financials Index provided in this document should be read together with the discussion under the heading “the S&P 500® Financials Index” beginning on page US-2 of underlying supplement no. 910. Information contained in the S&P website referenced above is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and Lehman Brothers Inc. (together, the “Agents”), and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sales of the Notes.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.